Exhibit 99.3

INTERPOOL, INC. LAUNCHES RIGHTS OFFERING OF CONVERTIBLE DEBENTURES

PRINCETON, NJ, July 11, 2002 — Interpool, Inc. (NYSE:IPX) announced today that it has commenced its previously announced subscription rights offering of up to $27,361,250 of 9.25% Convertible Redeemable Subordinated Debentures. The debentures are being offered to holders of Interpool’s common stock who were stockholders as of the close of business on July 8, 2002, pursuant to the exercise of non-transferable subscription rights. The rights offering period is scheduled to expire on August 8, 2002. Interpool may also, during or after the offering period, seek and, in its discretion, accept offers from non-stockholders to purchase debentures not subscribed for in the rights offering. Interpool is reserving the right to increase the maximum amount of the offering to $31,465,425.

The debentures will be convertible into Interpool common stock. The net proceeds of the offering will be used for general corporate purposes. Rights certificates and complete information about the offering, including a prospectus, are being mailed to Interpool stockholders this week.

Martin Tuchman, Chairman and CEO of Interpool, stated that “We are very excited to launch the subscription rights offering. Not only will this develop a new source of capital for Interpool, it will provide our existing stockholders with an opportunity to increase their investment in our company and receive a 9.25% coupon payable monthly.” Mr. Tuchman further commented that Interpool structured the rights offering in a manner designed to minimize the likelihood of short-selling, an occurrence which has been known to be associated with convertible debt offerings.

A Registration Statement relating to these securities was declared effective at 4:00 p.m. July 8, 2002 by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation of sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from 30 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

FOR: INTERPOOL, INC.

Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com

Kathy Keyser
Gregory FCA Communications
Investor Relations
(800) 499-4734
kathy@gregoryfca.com